Mail Stop 3561

January 7, 2008

By U.S. Mail and facsimile to (205) 326-1858

James T. McManus, II
President and Chief Executive Officer
Energen Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

        Re: Energen Corporation
                 Definitive 14A
                 Filed March 22, 2007
                 File No. 1-07810

Dear Mr. McManus:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                                 Sincerely,

                                 Ellie Quarles
                                 Special Counsel

cc: J. David Woodruff
       General Counsel and Secretary